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                                TELEPHONE SCRIPT
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INTRO. -- Hello, may I speak with Mr./Ms. __________.  I
have been retained as an information agent by Western
Resources and I would like to speak with you for a few moments regarding the tender offer to exchange your Kansas
City Power and Light shares for shares in Western
Resources. Do you have the time now to speak with me briefly?

NO. -- O.K., then Mr./Ms. __________ is there a better time when I may contact you?

YES. -- Terrific!  My name is _____ and I am with EVEREN
Securities. We have been retained by Western Resources as an information representative. I am calling to assist you in the process of tendering your shares and to answer any questions you may have. Are you currently a shareholder of Kansas City Power & Light?

NO. -- Did you previously own shares which you have since sold? (Broker make note of response and wrap-up conversation)

YES. -- Are you aware of the tender offer currently pending and have you received the offering materials?

         YES. -- Have you tendered your shares yet?

                    YES. -- (Broker make note of response and wrap-up conversation)

                    NO. -- Do you plan to do so or can I answer any questions for you regarding the proposed exchange? (Refer to Q&A but make no recommendation)
                                         --

                    NO. --          May I send you a prospectus and the
                                    related materials which set forth the terms of the offer and provide instructions on how to exchange your shares?




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                            TELEPHONE SCRIPT, CONT'D
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                    YES. --         (Confirm address, make note of need for
                                    new materials and wrap-up conversation.
                                    Fax information request to Georgeson.)

                    NO. -- I strongly encourage you to review the tender offer materials which state that Management of Western Resources believes the exchange will result in increased dividend income per share of up to 45% and a share price of $31.00 subject to the terms and conditions of the Offer(1). May I please send you a new set of materials for your review? (Make note of response and wrap-up conversation).

(1) Dividend per KCPL share is based upon Western Resources' project annual dividend rate of $2.14 per share of Western Resources common stock in the first year after the merger and the exchange ratio in Western Resources' offer. Price per KCPL share (payable in Western Resources common stock) assumes that Western Resources average share price is between $28.18 and $33.23 at the time of closing.


                  IC: REMEMBER TO LEAVE YOUR NAME AND NUMBER!!!